Filed Pursuant to Rule 424(a)

Prospectus Supplement

(To Preliminary Prospectus dated October 21, 2004)

(Registration No. 333-119880)

NOTIFICATION TO GOLD FIELDS SHAREHOLDERS

November 2, 2004

For the Attention of All Gold Fields Shareholders:

We are writing to advise you of certain important changes to the preliminary prospectus (the “Prospectus”) dated October 21, 2004, issued by Harmony Gold Mining Company Limited (“Harmony”) offering to exchange 1.275 newly issued Harmony ordinary shares in exchange for each ordinary share of Gold Fields Limited (“Gold Fields”) tendered and 1.275 newly issued American depositary shares (“ADSs”) of Harmony in exchange for each Gold Fields ADS tendered.

We have amended the Prospectus to remove the sections entitled “Selected Unaudited Pro Forma Condensed Combined Financial Information” (p. 12-13), “Summary Selected Comparative Historical and Pro Forma Per Share Data” (p. 14-15) and “Unaudited Pro Forma Condensed Combined Financial Statements of Harmony and Gold Fields” (p. 113-118). A revised preliminary prospectus was filed with the Securities and Exchange Commission (“Commission”) on November 2, 2004 as Amendment No. 2 to the Registration Statement on Form F-4, and can be accessed by you at the Commission’s website at www.sec.gov. A copy of a revised prospectus (amended to reflect this and any additional changes) will be mailed to you sufficiently in advance of the expiration of the offer for you to review and consider such changes.

The pro forma information that has been removed was prepared based on the audited historical balance sheets and results of operations of Harmony at June 30, 2004 and Gold Fields at June 30, 2003, which in each case is the most recent publicly available information for each company prepared in accordance with US GAAP. The combined pro forma financial information was prepared on the basis of different twelve month periods, which the staff of the Commission has advised us is not permitted by Regulation S-X under the Securities Act of 1933, as amended. We have therefore removed such pro forma information from the Prospectus.

To date, we have made several written requests to Gold Fields to provide us with their audited financial statements for the fiscal year ended June 30, 2004 prepared in accordance with US GAAP (“2004 US GAAP financials”) but have not yet received a favorable response. In the event that Gold Fields makes its 2004 US GAAP financials publicly available (in response to our requests or otherwise), we will prepare appropriate pro forma combined condensed financial information and will promptly distribute this information to you.

In the meantime, we urge that you not consider the pro forma condensed combined financial information contained in the Prospectus when making your decision whether to tender your shares in the offer.

HARMONY GOLD MINING COMPANY LIMITED